Exhibit 99.1

Hydro One releases 2018 Sustainability Report

-Hydro One highlights progress towards addressing key sustainability issues-

TORONTO, August 6, 2019 — Hydro One Limited (“Hydro One”), Ontario’s largest electricity transmission and distribution company, today published its 2018 Sustainability Report entitled: Partnering for a Brighter Future. The report highlights the company’s progress in 2018 and its plans for future years.

“The entire team at Hydro One is dedicated to positively impacting the world around us to deliver long-term value for our employees, customers, communities and shareholders,” said Mark Poweska, President and CEO of Hydro One. “We have made great strides in building the foundations of our sustainability strategy to ensure Hydro One continues to operate safely, in an environmentally and socially responsible manner, in partnership with our customers, stakeholders and the communities we serve.”

Hydro One’s reporting was guided by its 2018 materiality analysis, the Canadian Electricity Association’s Sustainable Electricity™ Program and the Global Reporting Initiative’s Sustainability Reporting Standards.

The report reviews Hydro One’s performance in five key areas: its focus on putting customers first, its management of environmental impacts, its employees and workplace, its commitment to supporting stronger communities and its investments to improve service reliability and the long-term viability of the company.

Specific highlights from the report include:

•	Injection of $1.3 billion into Ontario’s economy through procurement with 85 per cent spent on Ontario suppliers.

•	Strengthened ties with Indigenous leaders, businesses and communities across the province and increasing procurement spending to $39.4 million with Indigenous businesses.

•	Approximately $2.6 million in investments to community initiatives, providing support to more than 100 communities across Ontario.

•	Capital investments of $1.6 billion to renew and modernize Ontario’s electricity system.

•	Transmission customer satisfaction reached an all-time high at 90 per cent.

•	Residential and small business customer satisfaction with our distribution services was the highest in five years.

A copy of the Hydro One 2018 Sustainability Report is available on Hydro One’s website at: https://www.hydroone.com/2018Sustainability

About Hydro One Limited:

We are Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.’s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information:

This press release and the report to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.